FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15(d)-16 of

the Securities Exchange Act of 1934

For the month of January 2004 (January 12, 2004)

Commission File Number 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒                             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                             No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    ☐                             No    ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is hereby incorporated by reference into the prospectus contained in Registration Statement No. 333-111439 filed by the registrant under the Securities Act of 1933.

Attached hereto as Exhibit 99.1 is the underwriting agreement the registrant entered into on January 12, 2004 with respect to the resale of its Preferred ADSs by General Motors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: January 14, 2004	By:	/S/ ARTHUR M. SISKIND

Arthur M. Siskind Director